Exhibit 99.1

Selected Financial Data

The following table presents selected financial data for the last five years of the operation of our business. This information should be read in conjunction with the Consolidated Financial Statements and Notes thereto in Item 8 and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Item 7 of our annual report on Form 10-K for the year ended December 31, 2009 and our quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2010. The selected financial data for fiscal years 2005 through 2009, with the exception of proforma data, has been derived from our financial statements which have been audited by an independent registered public accounting firm.

The earnings per share and weighted average number of shares outstanding reflect a twenty-five-for-one reverse stock split of our issued and outstanding shares of common stock, par value $0.00001 per share that was effected on January 5, 2010. All dollar amounts are presented in thousands except per share data.

	Year ended December 31,
	2009	2008	2007	2006	2005
Consolidated Statement of Operations Data:
Net revenues	$86,916	$100,716	$78,774	$62,113	$56,399
Cost of revenues	67,273	74,176	58,049	47,163	43,532
Gross profit	19,643	26,540	20,725	14,950	12,867
Operating (loss) income	(8,216)	(5,703)	(4,486)	(2,948)	1,206
(Loss) income before income taxes	(21,743)	(9,749)	(4,901)	(3,557)	681
Income tax (expense) benefit (1)	(645)	(3,435)	1,712	1,399	(313)
Net income (loss)	(22,388)	(13,184)	(3,189)	(2,158)	368
Net (loss) income per share (2)	$(16.88)	$(13.04)	$(3.30)	$(2.29)	$0.39

Weighted average shares outstanding	1,326	1,011	967	944	944

Other Data:
Dividends (3)	$—	$—	$—	$740	$170

	As of December 31,
	2009	2008	2007	2006	2005
Balance Sheet Data:
Total assets	$35,942	$50,842	$48,697	$31,813	$15,167
Notes payable	12,567	16,292	7,445	1,325	533
Total stockholders’ equity (deficit)	(2,544)	7,478	18,476	15,888	745

(1) Unaudited proforma tax provision for the year 2006 as if the Company was a taxable entity for the years ended December 31, 2006 and 2005.

(2) Unaudited proforma earnings per share calculation for the years 2006 and 2005. See Note A of the Notes to the Consolidated Financial Statements in Item 8 for information concerning the calculation of net income or loss per common share.

(3) Unaudited proforma amounts paid to stockholders with respect to taxes due to the Company filing its federal and state income tax returns as a Sub-Chapter S Corporation. Prior to November 29, 2006, any income tax liability from operations was payable directly by stockholders.